OFFER TO PURCHASE FOR CASH ALL ISSUED ORDINARY
SHARES OF PACIFIC INTERNET LIMITED

PART A: SCRIPT FOR INVESTOR TELEPHONE CONVERSATIONS

Your message to PacNet Shareholders should not deviate in substance from Part A of the Script.

INTRODUCTION

•	We understand that you are a shareholder of Pacific Internet (i.e., PacNet) — is this correct?

As you may have heard, Connect has launched a Cash Tender Offer (the Offer) for PacNet. Connect was incorporated in Bermuda and is an investment holding company. It is a wholly-owned subsidiary of Connect International Limited (CIL). CIL was also incorporated in Bermuda and is an investment holding company. CIL is, in turn, owned by a number of investment funds, separately managed by the Ashmore group, Spinnaker group and Clearwater group.

Ashmore, Spinnaker and Clearwater (collectively Investors) are investment funds whose business is principally to invest in various products with the objective of securing favourable financial returns. The Investors have significant experience and expertise in special situation investments that involve public and private debt or equity. The Investors collectively have over US$30 billion of assets under management.

Connect owns 100% of Asia Netcom Corporation Limited (Asia Netcom) and all its group entities. Asia Netcom is a company incorporated in Bermuda. The principal business of the Asia Netcom group is the provision of telecommunications services, including dealing in telecommunications services and network capacity, submarine and/or terrestrial cable network telecommunications capacity, managed network services and internet protocol-based services.

Through a separate investment vehicle C2C Group Limited, the funds own 100% of C2C Pte Ltd (C2C) and all its group entities. C2C is a company incorporated in Bermuda. The C2C group owns and operates a submarine cable network and provides telecommunications facilities and services.

•	Have you received the Offer to Purchase document from Connect?

•	If the PacNet Shareholder says Yes, move to the “Procedure for Tendering” and “Timetable” points.

•	Please allow me to summarise the key points of the situation as follows:

•	Connect has made the Tender Offer to buy ALL the outstanding shares of PacNet.

•	Connect’s Offer Price is US$10.00 net in cash per share, without interest. This price represents:

(i) a premium of approximately 9.77% over the closing price per PacNet Share on the NASDAQ Global Market of US$9.11 as at 11 January 2007, being the Market Day immediately preceding 12 January 2007; and

(ii) a 1.73% premium to US$9.83, the reported closing price on 27 April 2007, the latest practicable date prior to the printing of this Offer to Purchase.

•	Connect’s Offer is conditioned on, amongst other things, achieving more than 50% ownership of PacNet.

•	PacNet is required to appoint an independent financial adviser to advise on the Offer and should include such advice in a circular which it will be distributing to you.

TIMETABLE

•	The Expiration Date of the Offer is 12:00 midnight, New York City time on 7 June 2007, 12:00 noon, Singapore time on 7 June 2007 , unless extended by Connect.

PROCEDURE FOR TENDERING

•	If you wish to tender your shares, kindly follow the procedure below:

•	If you hold the certificates for your shares, you should complete and sign the Letter of Transmittal enclosed in the Offer to Purchase in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal with the certificate(s) for the tendered shares and any other required documents to The Bank of New York, the Depositary for the Offer, at the address listed on the back cover of the Offer to Purchase.

•	If your broker or nominee holds your shares for you in “street name,” you must instruct your broker or nominee to tender your shares on your behalf.

•	In any case, the Depositary must receive all required documents before the final expiration date of the Offer, which is 12 midnight on New York City time on 7 June 2007, 12:00 noon, Singapore time on 7 June 2007, unless extended.

•	If you cannot comply with any of these procedures on a timely basis, you may tender your shares by following the procedures for guaranteed delivery set forth in Section 3, “The Offer — Procedure for Tendering Shares.”

•	You are advised to contact your broker, bank manager or other professional adviser immediately.

•	Do you have any questions?

PART B: QUESTIONS & ANSWERS

INTRODUCTION TO THE OFFER, AND CONNECT

1.	Why did I receive this mailing?

Connect is offering to purchase, at a purchase price of US$10.00 net in cash per share, without interest, all issued PacNet shares that Connect does not own, on the terms and subject to the conditions set out in the Offer to Purchase and Letter of Transmittal which have been mailed to you.

2.	Who is offering to purchase my shares? Who is Connect?

Connect Holdings Limited, a Bermuda company is offering to purchase your PacNet shares as described in the Offer to Purchase.

Connect is a wholly-owned subsidiary of Connect International Limited (CIL). CIL was incorporated in Bermuda and is an investment holding company. CIL is, in turn, owned by a number of investment funds, separately managed by the Ashmore group, Spinnaker group and Clearwater group.

Ashmore, Spinnaker and Clearwater (collectively Investors) are investment funds whose business is principally to invest in various products with the objective of securing favourable financial returns. The Investors have significant experience and expertise in special situation investments that involve public and private debt or equity. The Investors collectively have over US$30 billion of assets under management.

Connect owns 100% of Asia Netcom Corporation Limited (Asia Netcom) and all its group entities. Asia Netcom is a company incorporated in Bermuda. The principal business of the Asia Netcom group is the provision of telecommunications services, including dealing in telecommunications services and network capacity, submarine and/or terrestrial cable network telecommunications capacity, managed network services and internet protocol-based services.

Through a separate investment vehicle C2C Group Limited, the funds own 100% of C2C Pte Ltd (C2C) and all its group entities. C2C is a company incorporated in Bermuda. The C2C group owns and operates a submarine cable network and provides telecommunications facilities and services. See Section 10, “The Offer — Certain Information Concerning Connect,” for further information about Connect.

3.	Can you provide more information on the Investors? i.e., Ashmore, Spinnaker and Clearwater?

Ashmore Group plc and its subsidiaries comprise one of the world’s leading emerging market investment managers. Based in London, Ashmore was started in 1992 as part of the Australia and New Zealand Banking Group. In 2006 the ordinary shares of Ashmore Group plc were listed on the London Stock Exchange. More information on the Ashmore Group can be found at www.ashmoregroup.com.

Spinnaker Capital Group’s principal business is Emerging Markets investment management. Its funds invest in all classes of sovereign and corporate securities and related products, across all regions of the Emerging Markets. The Group has offices in London, Sao Paulo, Singapore, Hong Kong and Tokyo. More information on the Spinnaker Capital Group can be found at www.spinnakercapital.com.

Clearwater Capital Partners is an investment firm that was founded in December 2001 to invest in special situations and distressed or otherwise undervalued assets and securities located in Asia, excluding Japan. More information on Clearwater can be found at www.clearwatercapitalpartners.com.

4.	Why is Connect making the Offer?

The Connect group is focused on providing industry-leading telecommunications services across the Asia Pacific Region.

The Connect group is making the Offer to pursue strategic synergies. PacNet will provide the Connect group with the opportunity to expand its geographic reach in key Asian markets including India, Malaysia and Thailand and increase market share in the Connect group’s existing markets including Australia, the Philippines, Hong Kong and Singapore.

In addition, PacNet will allow the Connect group to accelerate its entry into the corporate SME (small to medium sized enterprises) market segment which is experiencing significant demand growth for a broader set of telecommunications requirements. The integration of PacNet’s products and services with the Connect group’s current suite of services will enable the Connect group to meet substantially all of the voice and data requirements of any single corporate client.

5.	Is the Offer supported by the PacNet board of directors?

The PacNet board of directors has not yet made any recommendation concerning the Offer.

The PacNet board of directors is required to advise PacNet shareholders of its position on the Offer within ten business days under U.S. federal securities laws or within 14 calendar days under the Singapore Takeover Code, from the date of the Offer, whichever is earlier.

In addition, the PacNet Board of Directors must appoint an independent financial advisor on the Offer and it must communicate this advice in a circular to its shareholders.

The approval of the PacNet board of directors is not a condition to the Offer.

6.	What is the amount of shares which Connect wants to purchase in the Offer?

Connect is offering to purchase all PacNet shares that Connect does not own, including all new PacNet shares unconditionally issued or to be issued pursuant to the valid exercise, prior to the final closing of the Offer, of any options (the Options) granted under the PacNet 1999 Share Option Plan.

7.	How will my options be treated?

The Options are not freely transferable by Option holders. Connect is therefore not offering to acquire the options pursuant to the Offer.

However, Connect is making a concurrent proposal to Option holders pursuant to which it will make payment of the higher of:

(a) the “see-through” price, which in relation to any Option, is to the extent positive:

(i) the offer price for each PacNet share under the Offer; less

(ii) the exercise price per PacNet share under the Relevant Option concerned; or

(b) the highest price paid by Connect and persons acting in concert with it for the Options, within three months of commencement of the Offer and during the Offer period.

Further details of which are set out in Schedule D of the Offer to Purchase. Connect mailed such proposal to the Option holders on the date of the Offer.

8.	Is the Offer to Purchase document being sent to or being made available to all PacNet shareholders?

Yes. Connect has sent the Offer to Purchase to all PacNet registered shareholders. Connect is also making available the Offer to Purchase to all PacNet shareholders. However, the validity of the Offer to PacNet shareholders resident outside the U.S. or Singapore (Foreign Shareholders) may be affected by the laws of the relevant foreign jurisdictions.

For the avoidance of doubt, the Offer is not being made to (nor will tenders be accepted from or on behalf of) the holders of shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of that jurisdiction.

Foreign Shareholders should inform themselves about, seek independent legal advice and comply with the applicable laws in their relevant jurisdictions.

However, Connect may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction.

PRICE

9.	How much is Connect offering to pay and what is the form of payment?

Connect is offering to pay US$10.00 net in cash per share, without interest.

See Section 1, “The Offer — Terms of this Offer” of the Offer to Purchase, for information about the terms of the Offer.

10.	How was the offering price decided?

We are unable to comment on the basis for the determination of the Offer Price.

11.	Can I receive shares in Connect Holdings Limited instead of cash?

As this is a cash only offer, you will not receive any shares in Connect.

12.	Does the offering price represent a premium?

The offering price represents:

(i) a premium of approximately 9.77% over the closing price per PacNet Share on the NASDAQ Global Market of US$9.11 as at 11 January 2007, being the Market Day immediately preceding 12 January 2007; and

(ii) a 1.73% premium to US$9.83, the reported closing price on 27 April 2007, the latest practicable date prior to the printing of this Offer to Purchase.

13.	Do I have the right to have my PacNet shares appraised?

Neither U.S. nor Singapore law provides PacNet shareholders with any appraisal rights in connection with the Offer.

14.	What is the market value of my shares as of a recent date?

On 11 January 2007, the trading day prior to the initial announcement of our intention to make this Offer, the reported closing price on the Nasdaq Global Market was US$9.11 per share.

On 27 April 2007, the latest practicable date prior to the printing of this Offer to Purchase, the reported closing price on the Nasdaq Global Market was US$9.83 per share.

You should obtain a recent market quotation for the shares of PacNet in deciding whether to tender your shares.

See Section 8, “The Offer — Price Range of Shares; Dividends,” for recent high and low closing sales prices of PacNet shares.

15.	Does Connect have the financial resources to make payment?

Yes. Connect has the financial resources to pay for all tendered shares pursuant to the Offer with its existing internal resources and capital contributions from the Investors as confirmed by Lazard Asia Limited, its Financial Adviser and Dealer Manager.

This Offer is not conditioned upon any financing arrangements.

See Section 12, “The Offer — Source and Amount of Funds” and Section 13, “The Offer — Confirmation of Financial Resources” of the Offer to Purchase.

CONDITIONS FOR THE OFFER

16.	What is the most significant condition to this Offer?

This Offer is conditioned on, among other things, satisfaction of the minimum tender condition.

The minimum tender condition requires the tender of a sufficient number of shares such that we would own (including shares we currently own) more than 50% of the issued shares of PacNet as of the final closing of this Offer (including shares issued or to be issued pursuant to Options validly exercised on or before the final expiration date) (the Minimum Tender Condition).

This 50% level will include the approximate 29.78% of PacNet shares already owned by Connect.

Under the Singapore Takeover Code, Connect is not permitted to waive the Minimum Tender Condition and the Offer will not successfully close unless this condition is satisfied.

See “Introduction” and Section 15, “The Offer — Certain Conditions of this Offer” of the Offer to Purchase for a complete description of all of the conditions to which the Offer is subject.

TIMETABLE

17.	When does this Offer expire?

The scheduled expiration date of the Offer is 12:00 midnight, New York City time on 7 June 2007, 12:00 noon Singapore time on 7 June 2007

However, Connect may extend the offering period or provide a subsequent offering period.

18.	How long do I have to decide whether to tender my shares in the Offer?

You may tender your shares in the Offer until 12:00 midnight, New York City time, on 7 June 2007, 12:00 noon Singapore time on 7 June 2007, which is the scheduled expiration date of this Offer, unless extended.

You will have additional time to tender your shares if we extend the offering period or provide a subsequent offering period.

See Section 3, “The Offer — Procedure for Tendering Shares” of the Offer to Purchase for information about tendering your shares.

19.	What happens if I tender my shares and the offer is not successful?

U.S. Securities and Exchange Commission (the SEC) rules require that Connect returns your shares to you as soon as practicable after the date of the Offer lapsing or terminating.

20.	Can the Offer be extended and how will I be notified if the Offer is extended?

Yes, Connect may extend the offering period if the conditions to the Offer have not been satisfied or if Connect is required to extend the Offer by the rules of the SEC or pursuant to the Singapore Takeover Code.

If so, Connect would announce an extension of the offering period no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date of this Offer

The announcement would state the approximate number of shares tendered as of the scheduled expiration date and the extended expiration date.

Connect may extend the Offer more than once; however, under the Singapore Code, the Offer cannot be kept open beyond 5:30 p.m., New York City time, on the 60th calendar day following the date of the Offer to Purchase (the Final Day Rule), save that the Offer must remain open for acceptances for a subsequent offering period of not less than 14 days after the date on which the Offer becomes or is declared unconditional as to acceptances. Further, Connect may extend the offering period beyond such date with the permission of the Singapore Securities Industry Council.

See Section 1.7, “The Offer — Terms of this Offer” of the Offer to Purchase for information about extensions of the Offer.

21.	Will there be a subsequent offering period?

The Offer must remain open for acceptances for a subsequent offering period of not less than 14 days after the date on which the Offer becomes or is declared unconditional as to acceptances.

During this subsequent offering period, shareholders who did not tender their shares during the offering period may tender their shares and receive the offer consideration. Tenders during any subsequent offering period may not be withdrawn for any reason.

See Section 1, “The Offer — Terms of this Offer” and Section 5, “The Offer — Rights of Withdrawal” of the Offer to Purchase for more information concerning any subsequent offering period.

PROCEDURE TO ACCEPT TENDER OFFER

22.	How do I tender my shares?

If you hold the certificates for your shares, you should complete and sign the Letter of Transmittal enclosed in the Offer to Purchase in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal with the certificate(s) for the tendered shares and any other required documents to The Bank of New York, the Depositary for the Offer, at the address listed on the back cover of the Offer to Purchase.

If your broker or nominee holds your shares for you in “street name,” you must instruct your broker or nominee to tender your shares on your behalf.

In any case, the Depositary must receive all required documents before the final expiration date of the Offer, which is 12:00 midnight, New York City time on 7 June 2007, 12:00 noon Singapore time on 7 June 2007.

If you cannot comply with any of these procedures on a timely basis, you may tender your shares by following the procedures for guaranteed delivery set forth in Section 3, “The Offer — Procedure for Tendering Shares” of the Offer to Purchase.

23.	How do I tender my shares issued or to be issued pursuant to the exercise of options under the Pacific Internet Limited 1999 Share Option Plan?

You should ensure that your shares issued pursuant to the exercise of your Options are delivered to you in a timely manner in order to permit you to tender your shares in the Offer. You should follow the procedures set forth in Section 3, “The Offer — Procedure for Tendering Shares” of the Offer to Purchase.

24.	Until when can I withdraw previously tendered shares?

You may withdraw previously tendered shares from the Offer at any time before the final expiration date of the Offer and, unless Connect has already accepted your shares for payment pursuant to the Offer, you may also withdraw your shares at any time after 1 July 2007.

There would be no withdrawal rights during any subsequent offering period.

See Section 5, “The Offer — Rights of Withdrawal” of the Offer to Purchase for more information.

25.	How do I withdraw previously tendered shares?

You (or your broker or nominee if your shares are held in “street name”) must mail, deliver or fax a written notice of withdrawal to the Depositary at the address or fax number listed on the back cover of the Offer to Purchase.

The notice of withdrawal must include the name of the shareholder that tendered the shares, the number of shares to be withdrawn and the name in which the tendered shares are registered.

For complete information about withdrawal procedures, see Section 5, “The Offer — Rights of Withdrawal” of the Offer to Purchase.

26.	How will I know if the Minimum Tender Condition has been satisfied?

Connect will make an appropriate announcement which will be available on the website of the SEC at www.sec.gov when the Minimum Tender Condition is satisfied.

PAYMENT

27.	When and how will I be paid for my shares?

If the Offer is declared unconditional, holders who had validly tendered their acceptances in accordance with the procedure for tendering shares without withdrawing their acceptances before the date on which the Offer is declared unconditional will be paid as promptly as practicable and in any event under Singapore law, within 10 calendar days after the date on which the Offer is declared unconditional, and holders who validly tender their acceptances after the date will be paid as promptly as practicable and in any event under Singapore law, within 10 calendar days of the Depositary’s receipt of their acceptances

If there is a subsequent offering period, Connect would pay for all validly tendered shares promptly after they are tendered.

Connect will pay for your validly tendered and not-withdrawn shares by depositing the offer price with the Depositary who will act as your agent for the purpose of receiving payments from us and transmitting such payments to you.

In all cases, the Depositary will not transmit payment to you for your tendered shares until it receives either the certificates for the shares or a confirmation of the book- entry of such shares, a properly completed and duly executed Letter of Transmittal (or fax thereof) and any other required documents for such shares.

See Section 3, “The Offer — Procedure for Tendering Shares” of the Offer to Purchase.

See Section 2, “The Offer — Acceptance for Payment and Payment for Shares” of the Offer to Purchase.

28.	Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to Connect in the Offer, you will not pay brokerage fees or similar expenses.

If you own your shares through a broker or nominee, and your broker or nominee tenders your shares on your behalf, it may charge you a fee for doing so.

You should consult your broker or nominee to determine whether any charges will apply.

Connect will pay all charges and expenses of The Bank of New York, the Depositary for the Offer, and MacKenzie Partners, Inc., the Information Agent for the Offer.

See Section 3, “The Offer — Procedure for Tendering Shares” of the Offer to Purchase.

CONSEQUENCES OF THE OFFER

29.	If the tender offer is successful, what should I be aware of?

If the Minimum Tender Condition is satisfied and the Offer is successful, PacNet will become a subsidiary of Connect.

Connect’s purchase of shares in the Offer will reduce the number of shares that would otherwise be publicly traded and will reduce the number of holders of shares. These events could adversely affect the liquidity and trading price of the PacNet shares.

Connect intends, when circumstances permit, to de-list PacNet from the Nasdaq Global Market and terminate PacNet’s reporting obligations under U.S. federal securities laws, subject to applicable law. As a result, PacNet shares would no longer trade on the Nasdaq Global Market and PacNet would no longer file reports with the SEC.

Upon successful completion of the Offer, Connect’s concurrent proposal made to the holders of Options will also become effective and Option holders who have accepted Connect’s proposal will surrender their Options for cancellation.

30.	If the tender offer is successful and Connect purchases at least 90% of the shares that it does not own, what rights does Connect have in relation to the shares that were not tendered?

If the Offer is successful and Connect purchases, either pursuant to the Offer or on the open market within four months following the commencement of the Offer, at least 90% of the issued PacNet shares, other than those already held by Connect, its related corporations or respective nominees (the 90% Purchase Condition), Connect intends to exercise its right under the Singapore Companies Act to compulsorily acquire (the Compulsory Acquisition) those shares not previously tendered, at the same purchase price (without interest) as the price for the shares purchased in the Offer. Upon completion of a Compulsory Acquisition, Connect would own all of the issued shares of PacNet.

31.  When does Connect expect to complete the compulsory acquisition?

If the 90% Purchase Condition is satisfied prior to the final expiration date of the Offer or of any subsequent offering period (if applicable), Connect intends to exercise its right for the Compulsory Acquisition shortly after the completion of the Offer.

If the 90% Purchase Condition is satisfied after the final expiration date of the Offer but within four months following the commencement of the Offer, Connect intends to exercise its right for the Compulsory Acquisition as soon as the 90% Purchase Condition is satisfied.

The Compulsory Acquisition will take at least three months to complete assuming no minority shareholder files an objection with the Singapore courts.

32.	If the tender offer is successful and Connect purchases at least 90% of the issued shares, what rights do I have if I have not tendered my shares?

PacNet shareholders who do not tender their shares in the Offer have the right, under the Singapore Companies Act, to require Connect to acquire their PacNet shares in the event that Connect acquires at least 90% of the issued shares of PacNet.

PacNet shareholders who wish to exercise this right are advised to seek their own independent legal advice.

TAX

33.  How will U.S. taxpayers be taxed for U.S. federal income tax purposes?

If you are a U.S. taxpayer, your receipt of cash for PacNet shares in the Offer will be a taxable transaction for U.S. federal income tax purposes.

You are urged to consult your own tax advisor as to the particular tax consequences of the Offer to you.

If you tender your shares in the Offer and do not either complete and sign the Substitute Form W-9 (applicable to U.S. holders) that is included in the Letter of Transmittal or provide the appropriate U.S. Internal Revenue Service (IRS) Form W-8 (applicable to non-U.S. holders), Connect may be required to withhold 28% of the gross proceeds payable to you.

34.  Are there any Singapore tax consequences for U.S. taxpayers?

Singapore does not impose a capital gains tax on sales of securities unless such gains are considered to be revenue in nature and derived from any trade carried on in Singapore by the seller of such securities. Such revenue gains will be taxable under Singapore’s Income Tax Act.

No withholding tax is payable in Singapore on the consideration received on sales of shares.

See Section 7, “The Offer — Singapore Tax Consequences for U.S. Taxpayers” of the Offer to Purchase.